EXHIBIT 99.(a)(1)(F)
NOTICE OF CHANGE IN ELECTION FROM REJECT TO ACCEPT
If you previously elected to reject Gladstone Commercial Corporation’s (the “Company”) offer to amend stock options, and you would like to change your election and accept the offer, you must sign this Notice and deliver it to Paula Novara at the Company by using one of the delivery methods described such that it is received below before 5:00 p.m., Eastern Time, on August 31, 2006, unless the offer is extended. If you have questions regarding the process for returning this Notice, please contact Paula Novara at the Company. Her telephone number is (703) 287-5885.
To Gladstone Commercial Corporation:
I previously received a copy of the Offer to Amend Options (dated July 12, 2006), including all of its attachments, the cover letter and an Election Form. I signed and returned the Election Form, in which I elected to reject the Company’s offer to amend all of my Options (or I elected to accept the Company’s offer to amend all of my Options and I subsequently delivered a Notice of Change in Election from Accept to Reject). I now wish to change that election, and accept the Company’s offer to amend all of my Options. I understand that, by signing this Notice and delivering it to Gladstone Commercial Corporation pursuant to the instructions above, I will be able to withdraw my rejection of the offer and accept the offer instead. I have read and understand all of the terms and conditions of the offer.
I understand that in order to accept the offer, I must sign this Notice and deliver it by mail, courier, e-mail (paula.novara@gladstonemanagement.com), fax (fax number: (703) 287-5801) or personal delivery to Paula Novara at the Company such that it is received before 5:00 p.m., Eastern Time, on August 31, 2006, or if the Company extends the deadline of the offer, before the extended expiration of the offer. I understand that, if I choose to deliver this Notice by e-mail or fax, my change in election will only be effective if it is received by the Expiration Date and only if the original Notice is received by September 15, 2006 (or a later delivery date if the Company extends the Offer).
I have completed and signed the following exactly as my name appears on my original Election Form. By executing this form, I hereby bind my successors, assigns and legal representatives.
I accept the offer to amend my Options as indicated in the Election Form completed as of the date hereof and attached hereto.

Optionee Signature	Date

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Email Address